Systems Evolution, Inc.
10777 Westheimer Road, Suite 810
Houston, TX 77042

May 16, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Maureen Bauer
Mail Stop 3561

Re: Systems Evolution, Inc.
Form 8-K filed May 3, 2006
File No. 0-31090

Dear Ms. Bauer:

On behalf of Systems Evolution, Inc. (the “Company”), we are responding to the comments in the letter from you dated May 9, 2006 to the above Current Report on Form 8-K. The responses below were provided by the Company, and have been numbered to correspond with the comments in the May 9, 2006 letter.

Item 4.02  Non-Reliance on Previously Issued Financial Statements

COMMENT 1:

Please amend your Section 4 disclosure to provide the information specified in Item 4.02(a)(2) of Form 8-K including a brief description of the facts underling the conclusion to the extent known by the registrant. Clarify the effect of this error or misapplication on previously issued financial statements.

RESPONSE TO COMMENT 1:

The Section 4 disclosure has been amended to provide additional information regarding what was known by the Company as of the date of filing the current report. At the time of filing the current report on Form 8-K, the effect of the error was not known and will be disclosed in the amended annual report and quarterly reports. Please see the attached draft of the amended Form 8-K.

COMMENT 2:

Please tell us if your certifying officers considered the effect of this error on the adequacy of your disclosure controls and procedures as of the ends of the periods covered by your Forms 10-KSB and 10-QSB for the periods described.

RESPONSE TO COMMENT NO. 2

The Company’s certifying officers will consider the effect of the error on the Company’s disclosure controls and procedures upon the conclusion of the assessment of the error. In completing the amended periodic reports, the certifying officers will ensure that this consideration is appropriately disclosed.

COMMENT 3:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

•	the company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE TO COMMENT 3

In connection with the amended periodic filings, the Company is ensuring that all information is being provided to investors for an informed investment decision. The Company acknowledges that:
•	the company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

Should you have any further comments or questions, please contact the undersigned at (713) 979-1600.

Very truly yours,

SYSTEMS EVOLUTION, INC.

/s/ Robert C. Rhodes
_______________________________
By: Robert C. Rhodes
Its: Chief Executive Officer